SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A*
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(b)

Nextwave Wireless Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

65337Y409
CUSIP Number)

August 31, 2012

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

(Page 1 of 8 Pages)

            *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65337Y409	13G/A	Page 2 of 8 Pages

(1)	NAMES OF REPORTING PERSONS

Solus Alternative Asset Management LP

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF	(5) SOLE VOTING POWER
-0-
SHARES

BENEFICIALLY	(6) SHARED VOTING POWER
3,171,493 (includes 357,143 shares of Common Stock issuable upon exercise of warrants)
OWNED BY

EACH	(7) SOLE DISPOSITIVE POWER
-0-
REPORTING

PERSON WITH	(8) SHARED DISPOSITIVE POWER
3,171,493 (includes 357,143 shares of Common Stock issuable upon exercise of warrants)

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED
BY EACH REPORTING PERSON
3,171,493 (includes 357,143 shares of Common Stock issuable upon exercise of warrants)

(10)	CHECK BOX IF THE AGGREGATE AMOUNT
IN ROW (9) EXCLUDES CERTAIN SHARES ☐

(11)	PERCENT OF CLASS REPRESENTED
BY AMOUNT IN ROW (9)
12.7%

(12)	TYPE OF REPORTING PERSON
IA

CUSIP No. 65337Y409	13G/A	Page 3 of 8 Pages

(1)	NAMES OF REPORTING PERSONS

Solus GP LLC

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

(3)	SEC USE ONLY

(5)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF	(5) SOLE VOTING POWER
-0-
SHARES

BENEFICIALLY	(6) SHARED VOTING POWER
3,171,493 (includes 357,143 shares of Common Stock issuable upon exercise of warrants)
OWNED BY

EACH	(7) SOLE DISPOSITIVE POWER
-0-
REPORTING

PERSON WITH	(8) SHARED DISPOSITIVE POWER
3,171,493 (includes 357,143 shares of Common Stock issuable upon exercise of warrants)

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED
BY EACH REPORTING PERSON
3,171,493 (includes 357,143 shares of Common Stock issuable upon exercise of warrants)

(10)	CHECK BOX IF THE AGGREGATE AMOUNT
IN ROW (9) EXCLUDES CERTAIN SHARES ☐

(11)	PERCENT OF CLASS REPRESENTED
BY AMOUNT IN ROW (9)
12.7%

(12)	TYPE OF REPORTING PERSON
mm

CUSIP No. 65337Y409	13G/A	Page 4 of 8 Pages

(1)	NAMES OF REPORTING PERSONS

Christopher Pucillo

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

(3)	SEC USE ONLY

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF	(5) SOLE VOTING POWER
-0-
SHARES

BENEFICIALLY	(6) SHARED VOTING POWER
3,171,493 (includes 357,143 shares of Common Stock issuable upon exercise of warrants)
OWNED BY

EACH	(7) SOLE DISPOSITIVE POWER
-0-
REPORTING

PERSON WITH	(8) SHARED DISPOSITIVE POWER
3,171,493 (includes 357,143 shares of Common Stock issuable upon exercise of warrants)

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED
BY EACH REPORTING PERSON
3,171,493 (includes 357,143 shares of Common Stock issuable upon exercise of warrants)

(10)	CHECK BOX IF THE AGGREGATE AMOUNT
IN ROW (9) EXCLUDES CERTAIN SHARES ☐

(11)	PERCENT OF CLASS REPRESENTED
BY AMOUNT IN ROW (9)
12.7%

(12)	TYPE OF REPORTING PERSON
IN

CUSIP No. 65337Y409	13G/A	Page 5 of 8 Pages

Item 1(a).	Name of Issuer: Nextwave Wireless Inc. (the “Issuer”)

Item 1(b).	Address of Issuer's Principal Executive Offices: 12264 El Camino Real, Suite 305, San Diego, California 92130

Item 2(a).	Name of Person Filing:

This statement is filed by:

(i) Solus Alternative Asset Management LP, a Delaware limited partnership registered with the Securities and Exchange Commission (the “SEC"), which serves as the investment manager (the “Investment Manager”) to Sola Ltd and Solus Core Opportunities Master Fund, Ltd, each of which are Cayman Islands exempt companies (collectively, the “Funds”), with respect to the shares of Common Stock (as defined in Item 2(d), below) held by the Funds and the shares of Common Stock underlying the Warrants (as defined in Item 4 below) held by the Funds;

(ii) Solus GP LLC, a Delaware limited liability company (the “GP”), which serves as the general partner to the Investment Manager, with respect to the shares of Common Stock held by the Funds and the shares of Common Stock underlying the Warrants held by the Funds; and

(iii) Mr. Christopher Pucillo (“Mr. Pucillo”), a United States citizen, who serves as the managing member to the GP with respect to the shares of Common Stock held by the Funds and the shares of Common Stock underlying the Warrants held by the Funds.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).	Address of Principal Business Office or, if None, Residence: 410 Park Avenue, 11th Floor, New York, NY 10022

Item 2(c).	Citizenship:

Solus - Delaware
GP - Delaware
Mr. Pucillo - United States of America

Item 2(d).	Title of Class of Securities: Common Stock, $0.001 par value per share (the “Common Stock”)

Item 2(e).	CUSIP Number: 65337Y409

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

CUSIP No. 65337Y409	13G/A	Page 6 of 8 Pages

(a)	☐	Broker or dealer registered under Section 15 of the Act,

(b)	☐	Bank as defined in Section 3(a)(6) of the Act,

(c)	☐	Insurance Company as defined in Section 3(a)(19) ofthe Act,

(d)	☐	Investment Company registered under Section 8 of theInvestment Company Act of 1940,

(e)	☒	Investment Adviser in accordance with Rule13d-1 (b)(1)(ii)(E),

(f)	☐	Employee Benefit Plan or Endowment Fund in accordancewith 13d-1 (b)(1)(ii)(F),

(g)	☒	Parent Holding Company or control person in accordancewith Rule 13d-1 (b)(1)(ii)(G),

(h)	☐	Savings Association as defined in Section 3(b) of theFederal Deposit Insurance Act,

(i)	☐	Church Plan that is excluded from the definition of aninvestment company under Section 3(c)(14) of the Investment Company Act of 1940,

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J),

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J)..

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: _____________________

Item 4.	Ownership.

The percentages used herein and in the rest of this Amendment are calculated based upon 24,938,132 shares of Common Stock issued and outstanding as of August 9, 2012, as represented in the Company's Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on August 17, 2012.

For each of Solus, GP and Mr. Pucillo:

(a)	Amount beneficially owned: 3,171,493 (includes 357,143 shares of Common Stock issuable upon exercise of warrants)
(b)	Percent of class:12.7%
(c)	(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: 3,171,493 (includes 357,143 shares of Common Stock issuable upon exercise of warrants)
(iii) Sole power to dispose or direct the disposition: -0-
(iv) Shared power to dispose or direct the disposition: 3,171,493 (includes 357,143 shares of Common Stock issuable upon exercise of warrants)

CUSIP No. 65337Y409	13G/A	Page 7 of 8 Pages

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock held by, or underlying warrants to purchase Common Stock held by, the Funds.  Each Reporting Person hereby expressly disclaims membership in a “group” as that term is described in Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended.

Item 5.	Ownership of Five Percent or Less of a Class.

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The Funds, the direct holders of the shares of Common Stock and warrants to purchase shares of Common Stock and managed on a discretionary basis by the Reporting Persons, have the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of the Common Stock and have the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of more than 5% of the Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

The Reporting Person hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 65337Y409	13G/A	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 10, 2012

By: /s/ Christopher Pucillo
Christopher Pucillo
individually and as managing member of
Solus GP LLC,
for itself and as the general partner of
Solus Alternative Asset Management LP